# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945300
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 CRESCENT CT, Suite 1400, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 04/20/2026
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Vivek Ramaswamy, C/O Steve Roberts, 853 New Jersey Ave SE, Suite 200-231, Washington, District Of Columbia (DC), 20003, 202-294-1613; Derek Dostal, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000; Evan Rosen, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000

## Reporting persons
- Vivek Ramaswamy (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,693,897; shared voting power 0; sole dispositive power 5,693,897; shared dispositive power 0; aggregate amount beneficially owned 5,693,897 (8.8% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Virtuous Industries LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 106,245; shared voting power 0; sole dispositive power 106,245; shared dispositive power 0; aggregate amount beneficially owned 106,245 (0.2% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 200 CRESCENT CT, Suite 1400, Dallas, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Vivek Ramaswamy and Virtuous Industries LLC (the "Reporting Persons" and each a "Reporting Person")
Residence or business address: The business address of Mr. Ramaswamy is: C/O Steve Roberts, 853 New Jersey Ave SE, Suite 200-231, Washington, DC 20003. The business address of Virtuous Industries LLC is 9172 W Meadow Drive West Chester, OH 45069.
Present principal occupation or employment: The principal occupation of Mr. Ramaswamy is an entrepreneur. The principal purpose of Virtuous Industries LLC is for personal investments.
Criminal convictions in the last five years: During the last five years, Mr. Ramaswamy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Ramaswamy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Ramaswamy acquired Class B Common Stock, par value $0.001 per share ("Class B Common Stock" and, together with Class A Common Stock, "Common Stock"), of the Issuer pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of June 27, 2025, by and among the Issuer (f.k.a., Asset Entities Inc.), Strive Enterprises, Inc. ("Strive Enterprises") and Alpha Merger Sub Inc. ("Merger Sub"), pursuant to which Strive Enterprises merged with and into Merger Sub (the "Merger"), with Strive Enterprises surviving the Merger. At the closing of the Merger, the equity Mr. Ramaswamy held in Strive Enterprises was cancelled and converted into the right to receive shares of Class B Common Stock. Class B Common Stock is convertible, at the holder's option and under certain other circumstances, into Class A Common Stock. Following the Merger, Matthew Cole, Chief Executive Officer of the Issuer, transferred a portion of the Class B Common Stock that he acquired in connection with the Merger to Virtuous Industries.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Ramaswamy originally acquired the securities reported herein as a result of or in connection with the Merger. Mr. Ramaswamy previously reported his beneficial ownership of the Class A Common Stock on a joint Schedule 13D filed with certain other shareholders of the Issuer who together were parties to the Shareholders Agreement, dated September 12, 2025, by and among the Issuer and the shareholders party thereto (the "Shareholders Agreement"). On April 20, 2026, as a result of sales of Class A Common Stock by the Issuer pursuant to the Issuer's at-the-market equity offering program, the shareholder parties to the Shareholders Agreement ceased to beneficially own, in the aggregate, Company Shares (as defined in the Shareholders Agreement) representing at least 50% of the voting power of the outstanding Company Shares. Pursuant to Section 4.03(i) of the Shareholders Agreement, the Shareholders Agreement automatically terminated in accordance with its terms on that date, and the reporting persons under the prior joint Schedule 13D ceased to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5(b) thereunder. Amendment No. 5 to the prior joint Schedule 13D was filed on May 11, 2026 to report the foregoing. This Schedule 13D is being filed by the Reporting Persons to report his continued beneficial ownership of more than 5% of the outstanding Class A Common Stock following the dissolution of the prior group. The Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining whether to sell shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities or to purchase additional securities, the Reporting Persons will take into consideration such factors as they deem relevant, including existing and anticipated market conditions from time to time, general economic conditions and regulatory matters, among other things. The Reporting Persons reserve the right to change their intentions with respect to any or all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages and Item 2 above.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Common Stock during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement.

Mr. Ramaswamy is party to the Registration Rights Agreement, dated as of September 12, 2025, by and among the Issuer and the holders party thereto (the "Registration Rights Agreement"), which provides Mr. Ramaswamy with certain customary demand and piggyback registration rights with respect to Class A Common Stock held by him. The foregoing summary is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which was filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 12, 2025, and is incorporated herein by reference.

Other.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 99.1 Joint Filing Agreement.

## Signatures
- Vivek Ramaswamy: /s/ Vivek Ramaswamy, Vivek Ramaswamy (05/11/2026)
- Virtuous Industries LLC: /s/ Vivek Ramaswamy, Vivek Ramaswamy (05/11/2026)